3561   February 25, 2008

Mr. Yijun Wang
President and CEO
Jpak Group Inc.
15 Xinghua Road
Qingdao, Shandong Province
Postal code 266401
People's Republic of China

Re: Form 8-K filed February 21, 2008
        File No. 333-125686

Dear Mr. Wang:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. In some of our comments, we may ask you to provide us with
supplemental information so we may better understand your disclosure. After reviewing
this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call the applicable staff person at the telephone number listed at the
end of this letter.

1. Please amend your filing to disclose **the date** when you concluded that your
    financial statements should no longer be relied on.

2. Please revise to state whether the audit committee, or the board of directors in the
    absence of an audit committee, or authorized officer or officers, discussed with
    the independent accountant the matters disclosed in the filing.

3. We note that you intend to file restated financial statements for the three months
    ended September 30, 2007. Please tell us when you will file them.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Raj Rajan at 202.551.3388.

Sincerely,

Raj Rajan
Staff Accountant

cc: Steven M. Skolnick, Esq
    Fax: 973-597-2400